ING Prime Rate Trust and ING Funds Distributor, LLC

7337 East Doubletree Ranch Road

Scottsdale, Arizona 85258

August 13, 2009

VIA EDGAR

Brion R. Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: ING Prime Rate Trust

(SEC File Nos. 333-161327, 811-05410)

(SEC File Nos. 333-161328, 811-05410)

Dear Mr. Thompson:

Pursuant to Rule 461 under the Securities Act of 1933, ING Prime Rate Trust (the “Trust”) hereby requests that the effective date of each of the Trust’s Registration Statements on Form N-2 referred to above be accelerated so that they will become effective on Friday August 14, 2009.

Please call Reza Pishva at 202.261.3459 with any questions.

Sincerely,

/s/ Todd Modic

Todd Modic

Senior Vice President

ING Prime Rate Trust

/s/ Michael J. Roland

Michael J. Roland

Executive Vice President

ING Funds Distributor, LLC